CUSIP No. 84612H106	Page 1 of 6 pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Sow Good Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84612H106

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[_]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84612H106	Page 2 of 6 pages

1	Names of Reporting Persons Sheldon T. Fleck
2	Check the Appropriate Box if a Member of a Group		(a) [_] (b) [_]

3	SEC Use Only

4	Citizenship or Place of Organization		USA

Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	147,949
	6	Shared Voting Power	6,666
	7	Sole Dispositive Power	147,949
	8	Shared Dispositive Power	6,666

9	Aggregate Amount Beneficially Owned by Each Reporting Person		154,615

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		[_]
11	Percent of Class Represented by Amount in Row (9)		4.8%

12	Type of Reporting Person		IN

CUSIP No. 84612H106	Page 3 of 6 pages

Item 1(a)	Name of Issuer:

Sow Good Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

1440 North Union Bower Rd, Irving, TX 75061

Item 2(a)	Name of Person Filing:

Sheldon T. Fleck

Item 2(b)	Address of Principal Business Office or, if none, Residence:

4611 Browndale Avenue, Edina, MN 55424

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

84612H106

CUSIP No. 84612H106	Page 4 of 6 pages

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [_] Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [_] Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [_] Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [_] Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a) Amount beneficially owned: 154,615
14,361 shares of Common Stock reported are held by the reporting person individually.

133,338 shares of Common Stock reported are held in the reporting person’s individual retirement account, over which shares of Common Stock the reporting person has the sole voting and dispositive power.

250 shares of Common Stock reported are issuable pursuant to warrants held by the reporting person’s individual retirement account exercisable within sixty days of the acquisition date.

1,666 shares of Common Stock reported are held by the reporting person’s spouse, over which the reporting person shares voting and dispositive power.

5,000 shares of Common Stock reported are held by the individual retirement account of the reporting person’s spouse, over which the reporting person shares voting and dispositive power.

(b) Percent of class: 4.8%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote: 147,949

(ii) shared power to vote or to direct the vote: 6,666

(iii) sole power to dispose or to direct the disposition of: 147,949

(iv) shared power to dispose or to direct the disposition of: 6,666

CUSIP No. 84612H106	Page 5 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.        [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows]

CUSIP No. 84612H106	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021

/s/ Stanley A. Javorski, Power of Attorney

Stanley A. Javorski, Power of Attorney